New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Bruce K. Dallas

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

VIA EDGAR

May 21, 2015

Re:                             TopBuild Corp. (f/k/a Masco SpinCo Corp.)
Registration Statement on Form 10
Filed April 10, 2015
File No. 001-36870

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: David Korvin, Erin Jaskot, Kevin Stertzel and John Cash

Ladies and Gentlemen:

On behalf of TopBuild Corp. (f/k/a Masco SpinCo Corp.), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated April 21, 2015, regarding the above-referenced registration statement on Form 10 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Form 10 (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

Each comment from the comment letter is restated in italics below prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the preliminary information statement filed as Exhibit 99.1 to Amendment No. 2. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on April 10, 2015.

Compensation of Executive Officers, page 89
2014 Summary Compensation Table, page 89

1.                                      We note your response to comment 17 of our letter dated March 30, 2015. Given that Masco is spinning off a particular business segment, and that Messrs. Volas, Buck and

Peterson were each providing services to the business segment prior to the spin-off and will continue to provide similar services after the spin-off, we continue to believe that you should provide historical compensation disclosure for your named executive officers. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 to provide historical compensation information for the Company’s named executive officers.

2.                                      We note the disclosure on page 85 that Messrs. Buck and Peterson were awarded amounts in excess of the amounts earned by meeting the performance measures in the 2014 non-equity incentive plan. Amounts paid over and above amounts earned by meeting the performance measure in a non-equity incentive plan should be reported in the bonus column of the summary compensation table. For further guidance, please see Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the Summary Compensation Table on page 95 to report amounts paid in excess of amounts earned by meeting the performance measure in the 2014 non-equity incentive plan in the bonus column of the Summary Compensation Table.

Grant of Plan-Based Awards, page 90

3.                                      We note that the restricted stock awards listed under “All Other Stock Awards: Number of Shares of Stock” were awarded pursuant to an equity incentive plan. Please disclose such restricted stock awards in columns (f) through (h) of the Grants of Plan-Based Awards table, or, alternatively, please tell us why you believe the restricted stock awards should be disclosed under column (i) of the table. See Item 402(d)(2)(iv) of Regulation S-K and Instruction 8 to Item 402(d).

Response: The Company respectfully informs the Staff that it reported its grant of restricted shares under the “All Other Stock Awards” because:

•                  There is no contractual commitment to make the equity grant until Masco Corporation’s (“Masco’s”) Organization and Compensation Committee (the “Compensation Committee”) approves the number and issuance of unvested restricted shares (the “grant date”) in the year following the end of the performance period.

•                  The award is ultimately subject to approval by the Compensation Committee prior to the grant date of the restricted shares.

•                  As an equity award, the “grant date fair value” for accounting purposes is determined on the grant date of the restricted shares when the actual number of shares is determined.

As discussed with the Staff, for accounting purposes the Company will continue to record the “grant date fair value” on the grant date of the restricted shares when the actual number of shares is determined.

In response to the Staff’s comment, however, consistent with how Masco will report in its future proxy statements on Schedule 14A and the guidance provided in question 119.24 of the Staff’s Compliance & Disclosure Interpretations (“C&DI”) relating to Regulation S-K, the Company has revised its disclosure to report the “restricted stock award opportunity” in the “Grants of Plan-Based Awards Table” and in the “Summary Compensation Table” for the year encompassing the “performance period” for the award, rather than the award for the year in which the grant date fair value is determined for accounting purposes.  The “restricted stock award opportunity” is reported in the “Summary Compensation Table” in column (e), Stock Awards, and in the “Grants of Plan Based Awards” table reporting potential Threshold, Target and Maximum amounts (under “Equity Incentive Plan” columns (f) through (h)).  Since, prior to the grant date, the potential award is denominated as a dollar value, the Company has reported the Threshold, Target and Maximum amounts columns in dollar values rather than share numbers (consistent with C&DI Question 120.01), and has not separately reported “grant date fair value.”

*              *              *

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (650) 752-2022.

Very truly yours,

/s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Yvette M. VanRiper Assistant General Counsel — Director of Corporate Securities and Ethics and Assistant Secretary Masco Corporation